UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Tyra Biosciences, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

90240B106

(CUSIP Number)

September 17, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90240B106

1.	Names of Reporting Persons Nextech VI Oncology SCSp

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,518,582 shares

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,518,582 shares

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,518,582 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.9% (2)

12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by Nextech VI Oncology SCSp (“Nextech VI LP”), Nextech VI GP S.à r.l. (“Nextech VI GP”), Dalia Bleyer (“Bleyer”), Ian Charoub (“Charoub”) and Rocco Sgobbo (“Sgobbo” and, with Nextech VI LP, Nextech VI GP, Bleyer and Charoub, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	This calculation is based on 42,535,139 shares of Common Stock, par value $0.0001 per share, outstanding as of September 17, 2021 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus dated September 14, 2021 (the “Final Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended (the “Securities Act”).

CUSIP No. 90240B106

1.	Names of Reporting Persons Nextech VI GP S.à r.l.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,518,582 shares

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,518,582 shares

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,518,582 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.9% (2)

12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	This calculation is based on 42,535,139 shares of Common Stock, par value $0.0001 per share, outstanding as of September 17, 2021 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s Final Prospectus filed with the SEC pursuant to Rule 424(b)(4) of the Securities Act.

CUSIP No. 90240B106

1.	Names of Reporting Persons Dalia Bleyer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Lithuania

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,518,582 shares

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,518,582 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,518,582 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.9% (2)

12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	This calculation is based on 42,535,139 shares of Common Stock, par value $0.0001 per share, outstanding as of September 17, 2021 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s Final Prospectus filed with the SEC pursuant to Rule 424(b)(4) of the Securities Act.

CUSIP No. 90240B106

1.	Names of Reporting Persons Ian Charoub

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Sweden

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,518,582 shares

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,518,582 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,518,582 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.9% (2)

12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	This calculation is based on 42,535,139 shares of Common Stock, par value $0.0001 per share, outstanding as of September 17, 2021 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s Final Prospectus filed with the SEC pursuant to Rule 424(b)(4) of the Securities Act.

CUSIP No. 90240B106

1.	Names of Reporting Persons Rocco Sgobbo

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,518,582 shares

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,518,582 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,518,582 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.9% (2)

12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	This calculation is based on 42,535,139 shares of Common Stock, par value $0.0001 per share, outstanding as of September 17, 2021 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s Final Prospectus filed with the SEC pursuant to Rule 424(b)(4) of the Securities Act.

Item 1.
(a)	Name of Issuer: Tyra Biosciences, Inc.
(b)	Address of Issuer’s Principal Executive Offices: 2656 State Street Carlsbad, California 92008

Item 2.
(a)	Name of Reporting Persons Filing: Nextech VI Oncology SCSp (“Nextech VI LP”) Nextech VI GP S.à r.l. (“Nextech VI GP”) Dalia Bleyer (“Bleyer”) Ian Charoub (“Charoub”) Rocco Sgobbo (“Sgobbo”)
(b)	Address of Principal Business Office or, if none, Residence: 8 rue Lou Hemmer L-1748 Luxembourg-Findel Grand-Duché de Luxembourg
(c)	Citizenship

Entities:	Nextech VI Oncology SCSp	-	Luxembourg
	Nextech VI GP S.à r.l.	-	Luxembourg

Individuals:	Dalia Bleyer	-	Lithuania
	Ian Charoub	-	Sweden
	Rocco Sgobbo	-	Switzerland

(d)	Title of Class of Securities: Common Stock, par value $0.0001 per share
(e)	CUSIP Number: 90240B106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class (1) (2)
Nextech VI LP	2,518,582	2,518,582	0	2,518,582	0	2,518,582	5.9%
Nextech VI GP (1)	0	2,518,582	0	2,518,582	0	2,518,582	5.9%
Bleyer (1)	0	0	2,518,582	0	2,518,582	2,518,582	5.9%
Charoub (1)	0	0	2,518,582	0	2,518,582	2,518,582	5.9%
Sgobbo (1)	0	0	2,518,582	0	2,518,582	2,518,582	5.9%

(1)	The shares are held by Nextech VI LP. Nextech VI GP serves as the sole general partner of Nextech VI LP and has sole voting and investment control over the shares owned by Nextech VI LP and may be deemed to own beneficially the shares held by Nextech VI LP. Nextech VI GP owns no securities of the Issuer directly. Sgobbo, Bleyer and Charoub are members of the board of managers of Nextech VI GP and share voting and dispositive power over the shares held by Nextech VI LP, and may be deemed to own beneficially the shares held by Nextech VI LP. The members of the board of managers own no securities of the Issuer directly.

(2)	This calculation is based on 42,535,139 shares of Common Stock, par value $0.0001 per share, outstanding as of September 17, 2021 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s Final Prospectus filed with the SEC pursuant to Rule 424(b)(4) of the Securities Act.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2021

Nextech VI Oncology SCSp

By:	Nextech VI GP S.à r.l.
its	General Partner

By:	/s/ Dalia Bleyer
Dalia Bleyer, Managing Member

By:	/s/ Rocco Sgobbo
Rocco Sgobbo, Managing Member

Nextech VI GP S.à r.l.

By:	/s/ Dalia Bleyer
Dalia Bleyer, Managing Member

By:	/s/ Rocco Sgobbo
Rocco Sgobbo, Managing Member

/s/ Dalia Bleyer
Dalia Bleyer

/s/ Rocco Sgobbo
Rocco Sgobbo

/s/ Ian Charoub
Ian Charoub

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A - Joint Filing Statement